Elliott Opportunity II Corp.

c/o Elliott Investment Management L.P.

Phillips Point, East Tower

777 S. Flagler Drive, Suite 1000

West Palm Beach, FL 33401

June 25, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Jeffrey Lewis

Kristina Marrone

Ruairi Regan

Mary Beth Breslin

Re:	Elliott Opportunity II Corp.

Registration Statement on Form S-1 (File No. 333-253328)

Dear Mr. Jeffrey Lewis, Ms. Kristina Marrone, Mr. Ruairi Regan, and Ms. Mary Beth Breslin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on June 28, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Pedro Bermeo of Davis Polk & Wardwell LLP at (212) 450-4091 with any questions or comments with respect to this letter.

Sincerely,

Elliott Opportunity II Corp.

By:	/s/ Isaac Kim
Name: Isaac Kim
Title: Co-Chief Executive Officer

Via EDGAR

CC: Pedro Bermeo, Davis Polk & Wardwell LLP